SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         MERISTAR HOTELS & RESORTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                    589988104
                                 (CUSIP Number)

                                                     with a copy to:
Jonathan Gallen                                      Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 891-2132                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 31, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 589988104
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC, PF
________________________________________________________________________________
5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: United States
________________________________________________________________________________
     Number of                         7) Sole Voting Power:                 *
     Shares Beneficially               8) Shared Voting Power:               *
     Owned by
     Each Reporting                    9) Sole Dispositive Power:            *
     Person With:                     10) Shared Dispositive Power:          *
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    1,920,000*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    6.82%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* As of August 31, 1999, Pequod Investments, L.P., a New York limited partnership ("Pequod"), was the holder of 1,000,500 shares of the Common Stock, par value $0.01 per share ("Shares"), of Meristar Hotels & Resorts, Inc. ("Meristar") and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the holder of 909,500 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. In addition, as of August 31, 1999, Mr. Gallen was the beneficial owner of an additional 10,000 Shares. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,920,000 Shares.

Item 5. Interest in Securities of the Issuer.

        Based  the   Meristar's  Quarterly  Report on Form 10-Q for the  quarter ended June 30, 1999, there were 28,162,881 Shares outstanding as of August 4, 1999.

          As of August 31, 1999, Pequod was the holder of 1,000,500 Shares and International was the holder of 909,500 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. During the period covered by this report, additional shares were bought and sold by Mr. Gallen for his personal Individual Retirement Account (the "IRA") and for third parties with respect to which Mr. Gallen exercises investment control (together with the IRA and Shares owned by Mr. Gallen's wife, the "Accounts"). As of August 31, 1999, there were 10,000 Shares owned by the Accounts. Thus, as of August 31, 1999, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,920,000 Shares, or 6.82% of the Shares then issued and outstanding.

        The only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, during the 60 days prior to August 31, 1999 were as follows (each of which was effected in an ordinary brokerage transaction):

                           I. Pequod Investments, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                         II. Pequod International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

        Date                          Quantity                    Price

      July 29, 1999                    50,000                     $3.47
    August 31, 1999                    41,000                      3.20

                                III. The Accounts

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                      Quantity                     Price

      July 7, 1999                     600                       $3.69
      July 14, 1999                  1,400                        3.44
      July 14, 1999                  2,100                        3.31
      July 20, 1999                  3,800                        3.38
      August 12, 1999                2,900                        3.19
      August 12, 1999               26,200                        3.19

                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 2, 1999


                                   /s/ Jonathan Gallen
                                   _____________________________________________
                                   Jonathan Gallen, individually and in his capacity as the investment advisor for Pequod Investments, L.P. and for Pequod International, Ltd.


Attention:   Intentional   misstatements or omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001).